FOLEY & LARDNER LLP ATTORNEYS AT LAW
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	February 26, 2008	WRITER’S DIRECT LINE 414.297.5596 pfetzer@foley.com EMAIL
VIA EDGAR SYSTEM		CLIENT/MATTER NUMBER 078409-0101

Ms. Valerie J. Lithotomos
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Bear Stearns Active ETF Trust Registration Statement on Form N-1A File Nos. 811-22038 and 333-141421 Filed March 19, 2007, as amended on August 6, 2007 and on February 25, 2008

Dear Ms. Lithotomos:

        On behalf of Bear Stearns Active ETF Trust (the “Trust”), in connection with the response of the Trust to the letter and oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) commenting on the above-referenced registration statement (the “Registration Statement”), we acknowledge on behalf of the Trust that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Trust from its full responsibility for the adequacy accuracy of the disclosure in the Registration Statement; and

•	the Trust may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, /s/ Peter D. Fetzer Peter D. Fetzer

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